January 12, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission               via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                  Re:      Vanguard Morgan Growth Fund (the "Fund")

Dear Mr. Sandoe:

The following responds to your comments of January 6, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 63 that was filed on November 21, 2005.


Comment 1:  Prospectus:  More on the Fund
Comment:          Is the Fund's objective fundamental?

Response:         The Fund's objective is fundamental, and is disclosed as such in the Fund's Statement of Additional Information. No additional Prospectus disclosure is required.

Comment 2:        Prospectus:  Other Investment Policies and Risks
Comment:          On page 7 you state that Vanguard receives no additional
                  revenue from investing Fund assets in VIPER Shares of other
                  Vanguard funds. Do the Fund's advisors, other than Vanguard, receive additional revenue from investing Fund assets in VIPER
                  Shares of other Vanguard funds? If so, please disclose.

Response:         We think the disclosure is appropriate as written. The
                  sentences prior to the sentence referenced in this Comment state that "Vanguard typically invests a small portion of the Fund's assets in stock index futures and/or shares of exchange-traded funds (ETFs), including VIPER Shares issues by Vanguard stock index funds. Stock index futures and ETFs provide returns similar to those of common stocks. Vanguard may purchase

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January 12, 2006
Christian Sandoe
Page 2 of 3


                  futures or ETFs when doing so will reduce the Fund's transaction costs or add value because the instruments are favorably priced." Since those sentences only reference Vanguard and not the other advisers, we believe that it is clear that only Vanguard invests in VIPER Shares. Accordingly, the other advisers, by virtue of not investing in VIPER Shares, would not receive any additional revenue from VIPER Shares.

Comment 3:        SAI - Investment Advisory Services
Comment:          Include more information about the fees paid to each fund's investment advisor(s). Add details about the performance fee arrangements and include the fee schedules with asset and performance based breakpoints for each advisor.

Response:         We will file appropriate advisory fee disclosure in the SAI.
                  Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The
                  2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors;
                  (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee
                  Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

1 In the Matter of Vanguard Convertible Securities Fund, et al(.), File No.
  812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
  (June 25, 2003) (order).
2 Exemption from Shareholder Approval for Certain Subadvisory Contracts,
  Securities Act Release No. 8312 (Oct. 23, 2003).

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January 12, 2006
Christian Sandoe
Page 3 of 3

Tandy Requirements
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

           - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
           - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
           - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  As required by the SEC, we will provide the foregoing acknowledgements.

                                   * * * * *

           As required by the SEC, the Fund acknowledges that:

           - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
           - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
           - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

                                                     Sincerely,

                                                     /s/ Lisa Matson
                                                     Lisa  Matson
                                                     Associate Counsel